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                           June 27, 2024

       Cong Shi
       Director
       Helport AI Limited
       9 Temasek Boulevard #07-00, Suntec Tower Two
       Singapore 038989

                                                        Re: Helport AI Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-4
                                                            Filed June 24, 2024
                                                            File No. 333-276940

       Dear Cong Shi:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-4

       Tristar Acquisition I Corp.
       Notes to Condensed Financial Statements (Unaudited)
       Note 11. Subsequent Events, page F-55

   1. We note that Tristar made an additional extension payment on June 17, 2024 to extend the period to complete a
business combination until July 18, 2024. Please revise here to include a discussion of
such payment.
 Cong Shi
FirstName
Helport AI LastNameCong Shi
           Limited
Comapany
June       NameHelport AI Limited
     27, 2024
June 27,
Page 2 2024 Page 2
FirstName LastName
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Ying Li